UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                 Syntellect Inc.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  87161-L-10-5
                                  ------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                September 4, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                        (continued on following pages)


                               (Page 1 of 9 Pages)

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 87161-L-10-5                                      Page 2 of 9 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) |X|
                                                            (b) | |
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        234,100
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        234,100
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            234,100 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                              | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.1%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                               (Page 2 of 9 Pages)

--------------------------------------------------------------------------------
SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.  87161-L-10-5                                     Page 3 of 9 Pages

--------------------------------------------------------------------------------
      1.    NAME OF  REPORTING  PERSON:  Wynnefield  Small  Cap  Value  Offshore
            Fund, Ltd.
            S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON:  Not
            Applicable
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) |X|
                                                            (b) | |
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
    NUMBER OF            7.    SOLE VOTING POWER
      SHARES                   84,100
--------------------------------------------------------------------------------
   BENEFICIALLY          8.    SHARED VOTING POWER
     OWNED BY
--------------------------------------------------------------------------------
       EACH              9.    SOLE DISPOSITIVE POWER
    REPORTING                  84,100
--------------------------------------------------------------------------------
      PERSON             10.   SHARED DISPOSITIVE POWER
       WITH
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            84,100 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
                                                                | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.7%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------


                               (Page 3 of 9 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 87161-L-10-5                                      Page 4 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) |X|
                                                            (b) | |
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC   (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF             7.    SOLE VOTING POWER
       SHARES                    282,600
--------------------------------------------------------------------------------
    BENEFICIALLY           8.    SHARED VOTING POWER
      OWNED BY
--------------------------------------------------------------------------------
        EACH               9.    SOLE DISPOSITIVE POWER
     REPORTING                         282,600
--------------------------------------------------------------------------------
       PERSON              10.   SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            282,600 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
                                                                | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.5%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------


                               (Page 4 of 9 Pages)

Item 1. Security and Issuer.

      This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of Syntellect Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16610 North Black Canyon Road, Suite 100, Phoenix, Arizona 85053.

Item 2. Identity and Background.

      (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group."

      Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

      The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

      (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      As more fully described in Item 4 below, this Schedule is being filed pursuant to Rule 13d-1(e). Collectively, the entities comprising the Wynnefield Group beneficially own 600,800 shares of Common Stock.


                               (Page 5 of 9 Pages)

      Each member of the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

        As indicated, this filing does not relate to a purchase of Common Stock. The entities comprising the Wynnefield Group have initially held their shares of Common Stock for investment purposes.

      Reference is made to Amendment No. 1 to Schedule 13D dated August 28, 2001 filed with the Securities and Exchange Commission (the "Amended 13D") by Geoffrey Nixon, Mission Partners, L.P., Liberty Nominees Limited, Horizon Offshore, Ltd., U.S. Equity Investment, L.P., Mayfair Capital Fund, L.P., MCM Associates, Ltd. and MCM Profit Sharing Plan-DLJSC-FBO Geoffrey Nixon TTEE (collectively the "13D Group"). In the Amended 13D, the 13D Group reported that on August 28, 2001, the 13D Group sent a letter to the Issuer proposing that (1) two seats be added to the Board of Directors (the "Board") of the Issuer, (2) two industry representatives be added to the Board, and (3) an MCM Associates, Ltd. nominee be added to the Board (the "Proposal").

      The Wynnefield Group agrees with the 13D Group's conclusions regarding the current Board, as contained in Exhibit 1 to the Amended 13D, and intends to support the Proposal. However, the Wynnefield Group believes that the Proposal does not provide for adequate representation of the interests of all non-affiliated stockholders of the Issuer. The Wynnefield Group believes that, if necessary, another seat should be added to the Board, in addition to those requested in the Proposal, and that either such additional seat, or one of the seats requested in the Proposal, be filled by a designee of one or more substantial stockholders of the Issuer who is not affiliated with the Issuer. The Wynnefield Group believes that such an independent director will promote adequate representation of the interests of all non-affiliated stockholders of the Issuer.

        The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, specifically management's ability to maximize stockholder value if faced with continuing difficult economic conditions. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act").


                               (Page 6 of 9 Pages)

        Depending on factors deemed relevant by the Wynnefield Group, including but not limited to changes in the Issuer's business or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this Item 4 of this Schedule 13D and any other actions as the Wynnefield Group may determine.

        The Wynnefield Group may at any time reconsider and change its plans relating to any of the foregoing. The Wynnefield Group specifically disclaims
(a) the existence of a group with the 13D Group, and (b) beneficial ownership of any shares of Common Stock owned by the 13D Group, in each case for purposes of
Section 13(d) of the Exchange Act or for any other purpose.

Item 5. Interests in Securities of the Issuer.

      (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 600,800 shares of Common Stock. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of such shares owned by the three entities referred to as the Wynnefield Group.

      However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such shares of Common Stock. The shares owned by the three entities referred to as the Wynnefield Group represent approximately 5.3% of the outstanding shares of Common Stock of the Issuer, based on the 11,293,640 shares of Common Stock reported as outstanding on July 18, 2001 in the Issuer's latest Quarterly Report on Form 10-Q.

      Pursuant to Rule 13d-4 of the General Rules and Regulations under the Exchange Act, Mr. Obus and Mr. Landes disclaim beneficial ownership of any shares of Common Stock owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to such shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

      (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares owned by each of the three entities comprising the Wynnefield Group.

      (c) In the past sixty (60) days, the entities comprising the Wynnefield Group have made no purchases or sales of shares of Common Stock.


                               (Page 7 of 9 Pages)

      (d) The entities comprising the Wynnefield Group, as owners of an aggregate of 600,800 shares of Common Stock (representing approximately 5.3% of the outstanding shares of Common Stock ), have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned by them, but only from such shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Not applicable.


                               (Page 8 of 9 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 4, 2001


                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By:     Wynnefield Capital Management, LLC
                                    General Partner


                            By:     /s/ Nelson Obus
                                    -------------------------------------
                                    Nelson Obus, Managing Member



                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:     Wynnefield Capital, Inc.


                                    /s/ Nelson Obus
                                    -------------------------------------
                                    Nelson Obus, President


                               (Page 9 of 9 Pages)